SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.  )*

KLDiscovery Inc.

(Name of Issuer)

Common Stock
 (Title of Class of Securities)

498455 104
(CUSIP Number)

December 19, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 498455 104	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Revolution Growth III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,098,642 (See Footnote 2 below and Item 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 4,098,642 (See Footnote 2 below and Item 2 and Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,098,642 (See Footnote 2 below and Item 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by each of Revolution Growth III, LP (“Revolution Growth”), Revolution Growth GP III, LP (“Revolution Growth GP”), Revolution Growth UGP III, LLC (“Revolution Growth UGP”) and Steven J. Murray (hereinafter sometimes referred to collectively as the “Reporting Persons”). The shares reported herein are held directly by Revolution Growth. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Mr. Murray is the operating manager of Revolution Growth UGP. Each of the Reporting Persons may be deemed to beneficially own the shares held by Revolution Growth. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Excludes 259,110 Contingent Shares that may be issuable to Revolution Growth III, LP in certain circumstances pursuant to the terms of the Merger Agreement (as defined herein), and as described in more detail herein.

CUSIP No. 498455 104	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Revolution Growth GP III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,098,642 (See Footnote 2 below and Item 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 4,098,642 (See Footnote 2 below and Item 2 and Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,098,642 (See Footnote 2 below and Item 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by each of Revolution Growth III, LP (“Revolution Growth”), Revolution Growth GP III, LP (“Revolution Growth GP”), Revolution Growth UGP III, LLC (“Revolution Growth UGP”) and Steven J. Murray (hereinafter sometimes referred to collectively as the “Reporting Persons”). The shares reported herein are held directly by Revolution Growth. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Mr. Murray is the operating manager of Revolution Growth UGP. Each of the Reporting Persons may be deemed to beneficially own the shares held by Revolution Growth. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Excludes 259,110 Contingent Shares that may be issuable to Revolution Growth III, LP in certain circumstances pursuant to the terms of the Merger Agreement (as defined herein), and as described in more detail herein.

CUSIP No. 498455 104	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Revolution Growth UGP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,098,642 (See Footnote 2 below and Item 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 4,098,642 (See Footnote 2 below and Item 2 and Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,098,642 (See Footnote 2 below and Item 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* OO

(1)	This Schedule 13G is filed by each of Revolution Growth III, LP (“Revolution Growth”), Revolution Growth GP III, LP (“Revolution Growth GP”), Revolution Growth UGP III, LLC (“Revolution Growth UGP”) and Steven J. Murray (hereinafter sometimes referred to collectively as the “Reporting Persons”). The shares reported herein are held directly by Revolution Growth. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Mr. Murray is the operating manager of Revolution Growth UGP. Each of the Reporting Persons may be deemed to beneficially own the shares held by Revolution Growth. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Excludes 259,110 Contingent Shares that may be issuable to Revolution Growth III, LP in certain circumstances pursuant to the terms of the Merger Agreement (as defined herein), and as described in more detail herein.

CUSIP No. 498455 104	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS Steven J. Murray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,098,642 (See Footnote 2 below and Item 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 4,098,642 (See Footnote 2 below and Item 2 and Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,098,642 (See Footnote 2 below and Item 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by each of Revolution Growth III, LP (“Revolution Growth”), Revolution Growth GP III, LP (“Revolution Growth GP”), Revolution Growth UGP III, LLC (“Revolution Growth UGP”) and Steven J. Murray (hereinafter sometimes referred to collectively as the “Reporting Persons”). The shares reported herein are held directly by Revolution Growth. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Mr. Murray is the operating manager of Revolution Growth UGP. Each of the Reporting Persons may be deemed to beneficially own the shares held by Revolution Growth. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Excludes 259,110 Contingent Shares that may be issuable to Revolution Growth III, LP in certain circumstances pursuant to the terms of the Merger Agreement (as defined herein), and as described in more detail herein.

CUSIP No. 498455 104	13G	Page 6 of 10 Pages

Item 1.

(a)	Name of Issuer:

KLDiscovery Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

8201 Greensboro Dr., Suite 300

McLean, VA 22102

Item 2.

(a)	Name of Person Filing:

Revolution Growth III, LP (“Revolution Growth”)

Revolution Growth GP III, LP (“Revolution Growth GP”)

Revolution Growth UGP, LLC (“Revolution Growth UGP”)

Steven J. Murray (“Murray”)

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

The shares reported herein are directly owned by Revolution Growth. Revolution Growth GP is the general partner of Revolution Growth. Revolution Growth UGP is the general partner of Revolution Growth GP. Murray is the operating manager of Revolution Growth UGP.

(b)	Address of Principal Business Office or, if none, Residence:

The business address for each of Revolution Growth, Revolution Growth GP, Revolution Growth UGP and Murray is 1717 Rhode Island Avenue NW, 10th Floor, Washington, DC 20036.

(c)	Citizenship:

Each of Revolution Growth, Revolution Growth GP and Revolution Growth UGP are organized under the laws of the State of Delaware. Murray is a citizen of the United States.

CUSIP No. 498455 104	13G	Page 7 of 10 Pages

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

498455 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 19, 2019, Revolution Growth beneficially owned 4,098,642 shares of the Issuer’s Common Stock directly owned by it. Each of Revolution Growth GP, Revolution Growth UGP and Murray may be deemed to beneficially own the 4,098,642 shares directly owned by Revolution Growth.

The amount reported herein as beneficially owned by the reporting persons excludes 259,110 shares of the Issuer’s Common Stock that may be issuable to Revolution Growth if the reported closing sale price of the Issuer’s Common Stock equals or exceeds $13.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations or other similar actions) for any 20 consecutive trading days during the five-year period following December 19, 2019, pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of May 20, 2019, as amended by the (i) Amendment to Agreement and Plan of Reorganization, dated as of October 30, 2019, and (ii) Amendment No. 2 to Agreement and Plan of Reorganization, dated as of December 16, 2019 (the “Merger Agreement”), by and among Pivotal Acquisition Corp. (“Pivotal” or, following the Business Combination (as defined therein), “KLDiscovery”), a Delaware corporation, Pivotal Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pivotal, LD Topco, Inc., a Delaware corporation (the “Company”), and, solely in its capacity as representative of the stockholders of the Company, Carlyle Equity Opportunity GP, L.P., a Delaware limited partnership.

CUSIP No. 498455 104	13G	Page 8 of 10 Pages

(b)	Percent of class:

As of December 19, 2019 (based on 42,528,017 shares of the Issuer’s Common Stock outstanding as of December 19, 2019 as reported by the Issuer in its Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 26, 2019), the 4,098,642 shares of the Issuer’s Common Stock beneficially owned by each of Revolution Growth, Revolution Growth GP, Revolution Growth UGP and Murray constituted 9.6% of the shares outstanding.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote – 0

(ii) Shared power to vote or to direct the vote – Revolution Growth, Revolution Growth GP, Revolution Growth UGP and Murray share the power to vote or direct the vote of the 4,098,642 shares of the Issuer’s Common Stock owned by Revolution Growth.

(iii) Sole power to dispose or to direct the disposition of – 0

(iv) Shared power to dispose or to direct the disposition of – Revolution Growth, Revolution Growth GP, Revolution Growth UGP and Murray share the power to dispose or to direct the disposition of the 4,098,642 shares of the Issuer’s Common Stock owned by Revolution Growth.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 498455 104	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REVOLUTION GROWTH III, LP
By: Revolution Growth III GP, LP By: Revolution Growth UGP, LLC
February 3, 2020	By:	/s/ Steven J. Murray
	Name:	Steven J. Murray
	Title:	Operating Manager

Revolution Growth III GP, LP By: Revolution Growth UGP, LLC
February 3, 2020	By:	/s/ Steven J. Murray
	Name:	Steven J. Murray
	Title:	Operating Manager

REVOLUTION GROWTH III UGP, LLC

February 3, 2020	By:	/s/ Steven J. Murray
	Name:	Steven J. Murray
	Title:	Operating Manager

February 3, 2020	/s/ Steven J. Murray
Steven J. Murray

CUSIP No. 498455 104	13G	Page 10 of 10 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Everyday Health, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

REVOLUTION GROWTH III, LP
By: Revolution Growth III GP, LP By: Revolution Growth UGP, LLC
February 3, 2020	By:	/s/ Steven J. Murray
	Name:	Steven J. Murray
	Title:	Operating Manager

Revolution Growth III GP, LP By: Revolution Growth UGP, LLC
February 3, 2020	By:	/s/ Steven J. Murray
	Name:	Steven J. Murray
	Title:	Operating Manager

REVOLUTION GROWTH III UGP, LLC

February 3, 2020	By:	/s/ Steven J. Murray
	Name:	Steven J. Murray
	Title:	Operating Manager

February 3, 2020	/s/ Steven J. Murray
Steven J. Murray